SMX (Security Matters) PLC

Mespil Business Centre, Mespil House, Sussex Road

Dublin 4, Ireland

September 29, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention: Alexandra Barone and Mitchell Austin

RE:	SMX (Security Matters) PLC
Registration Statement on Form F-1
Filed September 15, 2025
File No. 333-290268

Ladies and Gentlemen:

This letter sets forth the response of SMX (Security Matters) PLC (the “Company”) to the comment from the staff of the Securities and Exchange Commission (the “Staff”) received by letter dated September 18, 2025 (the “Comment Letter”) relating to the Registration Statement on Form F-1 (File No. 333-290268) (the “Registration Statement”).

For convenience, we have set forth below, in bold type, the enumerated written comment provided in the Comment Letter to the Company. The response of the Company to the comment is set forth immediately following the comment. Capitalized terms used in the response that are not otherwise defined shall have the meanings ascribed to such terms in the Registration Statement.

Registration Statement on Form F-1 filed September 15, 2025

Prospectus Summary

August 2025 RBW Transaction, Page 5

1.	On page 5, you disclose that “[a]ny such conversion is subject to limitations so each Selling Stockholder beneficially owns less than 4.99% of the Ordinary Shares; however, the Selling Stockholders have the right to waive this limitation and the Company expects that the Selling Stockholders will waive such limitations with respect to the August RBW Notes issued at the Third Closing, Fourth Closing and Fifth Closing, which if waived would cause us to issue a substantial number of freely tradable shares in a short period of time and that would have the effect of materially diluting our existing shareholders.” We also note that Section 3(d)(i) of the Form of Convertible Promissory Note, filed as Exhibit 10.70, describes the 4.99% beneficial ownership limitation and states that “[t]he limitation contained in this paragraph may not be waived . . . .” In light of this apparent inconsistency, please clarify the terms of the 4.99% beneficial ownership limitation that are currently in effect and provide revised disclosures and exhibits as necessary. To the extent a stockholder may waive the 4.99% beneficial ownership limitation, revise to provide enhanced risk factor disclosure of the dilutive effect of this offering with examples and consider whether the Selling Stockholders must be presented on the beneficial ownership table as beneficial owners of more than 5% of your ordinary shares.

We respectfully advise the Staff that the Company shall remove the following language from the definitive prospectus that forms a part of the Registration Statement, on page 5 of the prospectus: “however, the Selling Stockholders have the right to waive this limitation and the Company expects that the Selling Stockholders will waive such limitations with respect to the August RBW Notes issued at the Third Closing, Fourth Closing and Fifth Closing, which if waived would cause us to issue a substantial number of freely tradable shares in a short period of time and that would have the effect of materially diluting our existing shareholders.”

The Company confirms that no amendment shall be made to the August RBW Notes to include a waiver of the ownership limitation, and that neither the Company nor the Selling Stockholders may waive such ownership limitation as set forth in the August RBW Notes.

We hope that the foregoing has been responsive to the Staff’s comment. Please do not hesitate to contact Stephen E. Fox of Ruskin Moscou Faltischek PC, counsel to the Registrant, at 516-663-6580 with any questions or if you wish to discuss the above response.

Very truly yours,
/s/ Haggai Alon
Chief Executive Officer

cc:	Stephen E. Fox, Esq.
Ruskin Moscou Faltischek PC